Underlying supplement no. 12-I To prospectus dated November 14, 2011 and prospectus supplement dated November 14, 2011	Registration Statement No. 333-177923 Dated February 8, 2013 Rule 424(b)(2)

Notes Linked to the United States Natural Gas Fund, LP

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked in whole or in part to the United States Natural Gas Fund, LP (the “Fund”). This underlying supplement no. 12-I describes the Fund, the relationship, if any, between JPMorgan Chase & Co. and the sponsor of the Fund and other relevant information. This underlying supplement no. 12-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to description of the Fund. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other relevant underlying supplement, or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 12-I and the accompanying product supplement or another relevant underlying supplement contain information relating to the Fund, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Risk Factors” beginning on page US-1 of this underlying supplement no. 12-I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 12-I, the accompanying product supplement, prospectus supplement and prospectus, any other relevant underlying supplement or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 8, 2013

TABLE OF CONTENTS

Page
Risk Factors	US-1
The United States Natural Gas Fund, LP	US-3

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 12-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 12-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 12-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 12-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 12-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, “we,” “us” and “our” refer to JPMorgan Chase & Co., unless the context requires otherwise.

i

Risk Factors

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing in the fund described herein or any of its component futures contracts. You should consider carefully the risks discussed under “Risk Factors” in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.

Risks Relating to the Fund

The performance of the Fund may not fully replicate the performance of the price of natural gas.

United States Commodity Funds LLC, the general partner of the Fund, is responsible for investing the assets of the Fund in accordance with the objectives and policies of the Fund. The assets of the Fund consist primarily of investments in futures contracts for natural gas, but may also consist of futures contracts for crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the New York Mercantile Exchange, ICE Futures or other U.S. and foreign exchanges (collectively, “Fund Futures Contracts”) and other natural gas interests such as cash-settled options on Fund Futures Contracts, forward contracts for natural gas, cleared swap contracts and non-exchange traded (“over-the-counter”) transactions that are based on the price of natural gas, other petroleum-based fuels, Fund Futures Contracts and indices based on the foregoing. The Fund seeks to achieve its investment objective by investing in a mix of natural gas futures contracts and other petroleum-based interests such that changes in the net asset value of the Fund will closely track the changes in the price of a specified natural gas futures contract (the “benchmark futures contract”). The Fund's general partner believes that the benchmark futures contract historically has exhibited a close correlation with the spot prices of natural gas.

There is no assurance that the general partner of the Fund will successfully implement its investment strategy and there is a risk that changes in the price of Fund units will not closely track changes in the spot prices of natural gas. The performance of the Fund may not exactly replicate the performance of the natural gas and other petroleum-based interests underlying the Fund because the Fund will reflect transaction costs and fees. It is also possible that the Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the natural gas and other petroleum-based interests underlying the Fund due to the temporary unavailability of certain securities in the secondary market or the performance of any derivative instruments contained in the Fund. This could also happen if the price of the units does not correlate closely with the Fund's net asset value; changes in the Fund's net asset value do not closely correlate with changes in the price of the benchmark futures contract; or changes in the price of the benchmark futures contract do not closely correlate with changes in the cash or spot price of natural gas. Natural gas has also demonstrated a lack of correlation with world natural gas prices due to structural differences between the U.S. market for natural gas and the international market for natural gas. The prices of natural gas may be more volatile than world natural gas prices generally.

For notes linked in whole or in part to the Fund, global energy commodity prices are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates.

Prices for energy commodities, which includes natural gas, are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and, with respect to natural gas specifically, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy

US-1

commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Demand for energy commodities such as natural gas is generally linked to economic activity, and will tend to reflect general economic conditions.

For notes linked in whole or in part to the Fund, the price of natural gas may change unpredictably and affect the price of the Fund and the value of the notes in unforeseen ways.

The price of the Fund is linked closely to the price of natural gas. Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

US-2

The United States Natural Gas Fund, LP

We have derived all information contained in this underlying supplement regarding the United States Natural Gas Fund, LP (the “Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without indendent verfication. Such information reflects the policies of, and is subject to change by, United States Commodity Funds LLC (the “general partner of the Fund”), formerly known as Victoria Bay Asset Management, LLC.

The units of the Fund (which we refer to as “shares of the Fund” for purposes of this underlying supplement) trade on the NYSE Arca under the ticker symbol “UNG.”

Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to SEC file numbers 333-176938 and 001-33096, respectively, through the SEC’s website at http://www.sec.gov. The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. For additional information regarding the Fund and United States Commodity Funds LLC, please see Fund’s prospectus. In addition, information about the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund website at www.unitedstatesnaturalgasfund.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Fund website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any terms supplement.

The Fund, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca. The Fund was organized as a limited partnership under Delaware law on September 11, 2006. The Fund has a limited operating history and began trading shares of the Fund on April 18, 2007. The general partner of the Fund is a single member limited liability company formed in Delaware on May 10, 2005 that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. The general partner of the Fund is also the investment advisor to the Fund.

The investment objective of the Fund is for daily changes in percentage terms of the net asset value of the units of Fund to reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the price of the futures contract for natural gas traded on the New York Mercantile Exchange (the “benchmark futures contract”) that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire, less the Fund’s expenses. The Fund seeks to achieve its investment objective by investing primarily in futures contracts for natural gas, but may also consist of futures contracts for crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the New York Mercantile Exchange, ICE Futures or other U.S. and foreign exchanges (collectively, “Fund Futures Contracts”) and other natural gas interests such as cash-settled options on Fund Futures Contracts, forward contracts for natural gas, cleared swap contracts and non-exchange traded (“over-the-counter”) transactions that are based on the price of natural gas, other petroleum-based fuels, Fund Futures Contracts and indices based on the foregoing. The general partner believes that the daily changes in prices of the benchmark futures contract have historically closely tracked the daily changes in the spot prices of natural gas.

US-3